Milestone Pharmaceuticals Inc.
1111 Dr. Frederik-Philips Boulevard, Suite 402
Montréal, Québec CA H4M 2X6

VIA EDGAR

December 16, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Paul Fischer

Re:	Milestone Pharmaceuticals Inc.
Registration Statement on Form S-3 Filed August 20, 2020
File No. 333-248198
Acceleration Request
	Requested Date:	Friday, December 18, 2020
	Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-248198) (the “Registration Statement”) to become effective on December 18, 2020, at 5:00 p.m. Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes each of Marc Recht, Ryan Sansom and Layne Jacobs of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Layne Jacobs of Cooley LLP, counsel to the undersigned registrant, at (617) 937-2321.

[Signature Page Follows]

Sincerely,

Milestone Pharmaceuticals Inc.

By:	/s/ Joseph Oliveto
Joseph Oliveto
Chief Executive Officer

cc:	Amit Hasija, Milestone Pharmaceuticals Inc.
Ryan Sansom, Cooley LLP
Layne Jacobs, Cooley LLP